

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


20170221

DIVISION OF
CORPORATION FINANCE

March 28, 2017

Chad J. Wiener
Caterpillar Inc.
wiener_chad_j@cat.com

Re: Caterpillar Inc.
Incoming letter dated January 31, 2017

Dear Mr. Wiener:

This is in response to your letter dated January 31, 2017 concerning the shareholder proposal submitted to Caterpillar by John Chevedden. We also have received letters from the proponent dated February 5, 2017, February 7, 2017, February 8, 2017 and February 14, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

March 28, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Caterpillar Inc.
Incoming letter dated January 31, 2017

The proposal requests that the board adopt as permanent policy, and amend other governing documents as necessary, to require the chair of the board of directors to be an independent member of the board whenever possible.

We are unable to concur in your view that Caterpillar may exclude the proposal under rules 14a-8(i)(1), 14a-8(i)(2) or 14a-8(i)(6). Accordingly, we do not believe that Caterpillar may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(1), 14a-8(i)(2) or 14a-8(i)(6).

We are unable to concur in your view that Caterpillar may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Caterpillar may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Brian V. Soares
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

February 14, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Caterpillar Inc. (CAT)
Independent Board Chairman
John Chevedden

Ladies and Gentlemen:

This is in regard to the company January 31, 2017 no enforcement request.

The proposal asks for a "policy." The company did not discuss whether its policies are contained in the company "Guidelines on Corporate Governance Issues." The Preamble of the Guidelines states, "The Board believes these Guidelines should be an evolving set of corporate governance principles, subject to review and change as circumstances warrant."

The proposal did not ask for a change to the Preamble of the Guidelines.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Christopher M. Reitz <Reitz_Christopher_M@cat.com>

CATERPILLAR INC.
GUIDELINES ON CORPORATE GOVERNANCE ISSUES
(adopted by the Board on December 11, 2013)

Preamble

The Board of Directors (the "Board") of Caterpillar Inc. (the "Company") has adopted the following corporate governance guidelines for the Company ("Guidelines"). These Guidelines reflect the Board's commitment to oversee the effectiveness of policy and decision-making both at the Board and management level, with a view to enhancing stockholder value over the long-term. The Board believes these Guidelines should be an evolving set of corporate governance principles, subject to review and change as circumstances warrant.

The Board, whose members are elected by the Company's stockholders, oversees the management of the Company and its business. The Board selects the senior management team, which is responsible for operating the Company's business, and monitors the performance of senior management.

The primary responsibilities of the Board include:

- evaluating the performance of the Chief Executive Officer;
- succession planning for Chief Executive Officer and other senior executives;
- reviewing and overseeing the implementation of the Company's strategic plans and objectives;
- overseeing legal and ethical compliance;
- overseeing the integrity of the Company's financial statements and the Company's financial reporting processes;
- overseeing the Company's processes for assessing and managing risks;
- nominating directors, appointing committee members and shaping effective corporate governance;
- advising and counseling management regarding significant issues facing the Company; and
- reviewing and approving significant corporate actions.

I. Board Composition

The Board believes that it should generally have no less than 10 and no more than 18 directors. This range permits diversity of experience without hindering effective discussion or diminishing individual accountability. The Board may, however, increase its membership beyond 18 should it be necessary to accommodate an outstanding candidate.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

February 8, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Caterpillar Inc. (CAT)
Independent Board Chairman
John Chevedden

Ladies and Gentlemen:

This is in regard to the company January 31, 2017 no enforcement request.

The company now seems to be in violation of its outside opinion without consequence. According to the attached company Guidelines page the Board can name a "permanent" Chairman.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Christopher M. Reitz <Reitz_Christopher_M@cat.com>

The Board has the authority to retain such outside advisors or other experts as it deems necessary or appropriate to assist it in carrying out its responsibilities.

VII. Board Leadership

The Board believes the positions of Chief Executive Officer and Chairman of the Board ("Chairman") should be combined to provide unified leadership and direction. The Board reserves the right to adopt a different policy should circumstances change. In addition, the independent directors have elected the Chairman of the Public Policy and Governance Committee, who is an independent director, as the presiding director (the "Presiding Director"). The Presiding Director's responsibilities are as follows:

- Presides at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors;
- Serves as a liaison between the Chairman and the independent directors;
- Approves information sent to the Board;
- Approves meeting agendas for the Board;
- Approves meeting schedules to assure that there is sufficient time for discussion of all agenda items;
- Has the authority to call meetings of the independent directors;
- If requested by major shareholders, is available for consultation and direct communication; and
- Provides the Chairman and CEO with the results of the annual performance review in conjunction with the chairman of the Compensation and Human Resources Committee.

VIII. Executive Succession Planning

The Board believes one of its most critical functions is the selection, retention, evaluation and compensation of a well-qualified and ethical Chief Executive Officer and senior executive office team and that they fit the Company's current culture, understand its business strategy and inspire others to follow their lead. To that end, the Board annually develops a succession management plan for the Chief Executive Officer and the senior executives tailored to reflect the Company's business strategy and vision. The Public Policy and Governance Committee annually reviews this succession management plan with the Board. The succession management plan includes creating profiles of ideal candidates based on the Company's strategy and vision, and selecting successors expected to fit the needs of the Company over time. In implementing its succession management plan, the Board believes that, at its core, succession planning: (1) is a Board-driven, collaborative process; (2) is a continuous process; (3) should be driven by Company strategy; and (4) involves building a talent-rich organization by attracting and developing highly qualified people.

In the event of the death, resignation, incompetence or incapacity of the Chairman of the Board and/or the Chief Executive Officer, the Chairman of the Public Policy and Governance Committee will immediately call a meeting of the Public Policy and Governance Committee to recommend to the full Board the selection of a temporary or permanent replacement for either or both positions.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

February 7, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Caterpillar Inc. (CAT)
Independent Board Chairman
John Chevedden

Ladies and Gentlemen:

This is in regard to the company January 31, 2017 no enforcement request.

The company does not attempt to support its argument by claiming that the words immediately following the resolved statement:

"Caterpillar reversed itself by *temporarily* naming an independent board chairman in October 2016." [emphasis added]

reinforces the company position.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Christopher M. Reitz <Reitz_Christopher_M@cat.com>

[CAT – Rule 14a-8 Proposal, December 30, 2016]
[This line and any line above it – *Not* for publication.]

Proposal [4] – Independent Board Chairman

Shareholders request our Board of Directors to adopt as permanent policy, and amend our governing documents as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. The Board would have the discretion to phase in this policy for the next CEO transition, implemented so it does not violate any existing agreement. If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. This proposal requests that all the necessary steps be taken to accomplish the above.

Caterpillar reversed itself by temporarily naming an independent board chairman in October 2016. Caterpillar had opposed a shareholder proposal for an independent board chairman as recently as its June 2016 annual meeting. Wells Fargo also reversed itself and named an independent board chairman in October 2016.

According to Institutional Shareholder Services 53% of the Standard & Poors 1,500 firms separate these 2 positions – "2015 Board Practices," April 12, 2015. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management. By setting agendas, priorities and procedures, the Chairman is critical in shaping the work of the Board.

Having a board chairman who is independent of management is a practice that will promote greater management accountability to shareholders and lead to a more objective evaluation of management.

A number of institutional investors said that a strong, objective board leader can best provide the necessary oversight of management. Thus, the California Public Employees' Retirement System's Global Principles of Accountable Corporate Governance recommends that a company's board should be chaired by an independent director, as does the Council of Institutional Investors. An independent director serving as chairman can help ensure the functioning of an effective board.

Please vote to enhance shareholder value:

Independent Board Chairman – Proposal [4]

[The line above – *Is* for publication.]

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

February 5, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Caterpillar Inc. (CAT)
Independent Board Chairman
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 31, 2017 no-action request.

The company does not attempt to bolster its argument by claiming that the words "whenever possible" in the 2nd line of the resolved statement reinforces the company position.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Christopher M. Reitz <Reitz_Christopher_M@cat.com>

[CAT – Rule 14a-8 Proposal, December 30, 2016]
[This line and any line above it – *Not* for publication.]

Proposal [4] – Independent Board Chairman

Shareholders request our Board of Directors to adopt as permanent policy, and amend our governing documents as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. The Board would have the discretion to phase in this policy for the next CEO transition, implemented so it does not violate any existing agreement. If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. This proposal requests that all the necessary steps be taken to accomplish the above.

Caterpillar reversed itself by temporarily naming an independent board chairman in October 2016. Caterpillar had opposed a shareholder proposal for an independent board chairman as recently as its June 2016 annual meeting. Wells Fargo also reversed itself and named an independent board chairman in October 2016.

According to Institutional Shareholder Services 53% of the Standard & Poors 1,500 firms separate these 2 positions – "2015 Board Practices," April 12, 2015. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management. By setting agendas, priorities and procedures, the Chairman is critical in shaping the work of the Board.

Having a board chairman who is independent of management is a practice that will promote greater management accountability to shareholders and lead to a more objective evaluation of management.

A number of institutional investors said that a strong, objective board leader can best provide the necessary oversight of management. Thus, the California Public Employees' Retirement System's Global Principles of Accountable Corporate Governance recommends that a company's board should be chaired by an independent director, as does the Council of Institutional Investors. An independent director serving as chairman can help ensure the functioning of an effective board.

Please vote to enhance shareholder value:

Independent Board Chairman – Proposal [4]

[The line above – *Is* for publication.]



Caterpillar Inc.
100 NE Adams Street
AB Building
Peoria, IL 61629-6490
309-494-6632 – phone
309-494-1467 – fax

1934 Act/Rule 14a-8

January 31, 2017

Via Electronic Mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Caterpillar Inc. – Shareholder Proposal submitted by John Chevedden

Ladies and Gentlemen:

This letter is submitted by Caterpillar Inc., a Delaware corporation ("Caterpillar" or the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Caterpillar's intention to exclude from its proxy materials for its 2017 Annual Meeting of Shareholders (the "2017 Annual Meeting") a shareholder proposal (the "Proposal") and statement in support thereof received from John Chevedden (the "Proponent"). Caterpillar intends to file its definitive proxy materials for the 2017 Annual Meeting on or about April 26, 2017. Pursuant to *Staff Legal Bulletin No. 14D* (November 7, 2008) ("SLB 14D"), this letter and its exhibits are being submitted via email to *shareholderproposals@sec.gov*. A copy of this letter and its exhibits will also be sent to the Proponent. Pursuant to Rule 14a-8(k) and SLB 14D, the Company requests that the Proponent copy the undersigned on any correspondence that it elects to submit to the Staff in response to this letter.

Caterpillar hereby respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if Caterpillar excludes the Proposal from its 2017 Annual Meeting proxy materials pursuant to Rules 14a-8(i)(1), 14a-8(i)(2), 14a-8(i)(3) and 14a-8(i)(6).

THE PROPOSAL

The Proposal sets forth the following resolution to be voted on by shareholders at the 2017 Annual Meeting:

"**RESOLVED**: Shareholders request our Board of Directors adopt as permanent policy, and amend our governing documents as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. The Board would have the discretion to phase in this policy for the next CEO transition, implemented so it does not violate any existing agreement. If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. This proposal requests that all necessary steps be taken to accomplish the above."

A copy of the Proposal, supporting statement, and related correspondence is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

The Proposal May Be Excluded Pursuant to Rules 14a-8(i)(1) and 14a-8(i)(2) Because, If Implemented, It Would Cause the Company to Violate Delaware Law.

A shareholder proposal may be omitted under Rule 14a-8(i)(1) if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization and, often in connection therewith, pursuant to Rule 14a-8(i)(2) if it would, upon implementation, cause the company to violate any state, federal or foreign law to which it is subject. The Company believes the Proposal may be excluded from the 2017 Annual Meeting proxy materials pursuant to both Rules 14a-8(i)(1) and 14a-8(i)(2). Namely, under Delaware law, (i) a board of directors and shareholders have certain statutory rights with respect to the management of the business and affairs of the Company and (ii) directors have fiduciary duties to act in the best interests of the Company. The permanent nature of the policy contained in the Proposal would prevent a current or future Board of Directors of the Company (the "Board") from changing such policy in the future even if it determines that the policy is no longer in the best interests of the Company and its shareholders. It would also prevent the shareholders from modifying the policy unilaterally by amending the Company's bylaws or indirectly by passing a precatory proposal requesting that the Board amend, modify or repeal the permanent policy.

Accordingly, Caterpillar has obtained a legal opinion from Richards, Layton & Finger, P.A. (the "Legal Opinion") that opines that implementing the Proposal would cause the Company to violate Delaware law. As this analysis is discussed in the Legal Opinion, such discussion is incorporated into this letter by reference and will not be repeated here. As required by Rule 14a-8(j)(2), the Legal Opinion is attached hereto as Exhibit B.

The Staff has consistently permitted the exclusion of shareholder proposals that would, if implemented, cause a company to violate state law to which it is subject, including corporate law. *See, e.g., Bank of America Corporation* (February 23, 2012) (concurring in the exclusion of a proposal pursuant to Rule 14a-8(i)(2) where the proposal's restrictions on board discretion regarding the scope of indemnification provided to directors could cause the board to violate its fiduciary duties under Delaware

law by limiting current and future board members from taking actions that they believe are in the best interests of the corporation or compelling them to take actions inconsistent with the discretionary authority provided under state law); *Vail Resorts, Inc.* (September 16, 2011) (concurring with exclusion of a shareholder proposal to amend the by-laws to "make distributions to shareholders a higher priority than debt repayment or asset acquisition" under Rule 14a-(i)(2) because the proposal would cause the company to violate state law).

The analysis in this instance is much like that in *Bank of America*. Adopting a policy that is permanent in nature would (i) unlawfully bind the Board and shareholders under Delaware law from exercising their respective rights to amend the certificate of incorporation or bylaws to the extent permitted under Delaware law, (ii) constitute a governance provision that unlawfully limits a future Board's ability to take actions its members believe would advance the Company's best interests and (iii) direct the Board to take actions inconsistent with the discretionary authority provided under state law. If a "permanent" policy is enacted, future Boards of the Company would be unable to discharge their fiduciary duty to act in the best interests of shareholders. Such a policy would essentially handcuff future Boards by prohibiting them from enacting a policy that is in opposition to the policy contained in the Proposal even if it would be in the best interests of the Company to do so. The Proposal contains no exception permitting the Board or shareholders to deviate from the policy if either the Board or shareholders wish to exercise their statutory rights to do so or if the Board believes its fiduciary duty requires it to do so.

The Proposal, if implemented, would cause the Company to violate Delaware law, and accordingly it would not be a proper subject for a shareholder vote. The Company, therefore, believes the Proposal may be excluded pursuant to Rules 14a-8(i)(1) and 14a-8(i)(2).

The Proposal May Be Excluded Pursuant to Rule l4a-8(i)(6) Because the Company Does Not Have the Authority to Implement the Proposal.

Rule 14a-8(i)(6) provides that a company may exclude a shareholder proposal from its proxy materials if the company lacks the authority to implement the proposal. Although the exclusions available under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) operate independently, in this case they walk hand-in-hand. The Staff consistently has taken the position that proposals that would require the company to violate applicable law would therefore not be within the power or authority of the company to implement.

For the reasons set forth above and in the Legal Opinion, the Proposal's implementation would cause the Company to violate Delaware law. Consequently, its implementation would be *ultra vires* and therefore void *ab initio*. The Staff on numerous occasions has permitted exclusion under Rule 14a-8(i)(6) of similar shareholder proposals that would result in the violation of applicable law because implementation of the proposal exceeds and is outside the power and authority of a company. *See, e.g., Ball Corp.* (Jan. 25, 2010) (permitting exclusion of a shareholder proposal that would violate Indiana law); *Schering-Plough Corp.* (Mar. 27, 2008) (permitting exclusion of a shareholder proposal that would violate New Jersey law); *AT&T, Inc.*

(Feb. 19, 2008) (permitting exclusion of a shareholder proposal that would violate Delaware law). The Company therefore believes that, consistent with longstanding Staff precedent, the Proposal may also be excluded pursuant to Rule 14a-8(i)(6).

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because the Proposal is Impermissibly Vague and Indefinite so as to be Inherently Misleading.

Rule 14a-8(i)(3) provides that a company may exclude a shareholder proposal from its proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials. The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). The Staff has further explained that a shareholder proposal can be sufficiently misleading and therefore excludable under Rule 14a-8(i)(3) when the company and its shareholders might interpret the proposal differently such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991).

In particular, the Staff recognized in SLB 14B and in subsequent no-action requests that the exclusion of *all or a part* of a proposal or supporting statement may be appropriate where the company demonstrates objectively that a statement is so vague or materially false or misleading, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote. *See, e.g., Burlington Northern Santa Fe Corp.* (Jan. 22, 2002); *Boise Cascade Corp.* (Jan. 23, 2001); *Entergy Corp.* (Feb. 14, 2007); *Yahoo! Inc.* (Mar. 26, 2008); *The Dow Chemical Company* (Feb. 4, 2013). Here, the title of the Proposal—"Independent Board Chairman"—will mislead shareholders voting on the Proposal. According to the Georgeson Annual Corporate Governance Review, in 2015, 26 companies ran independent chairman proposals from the Proponent in their proxy statements, and in 2016, 12 companies ran such proposals from the Proponent.[1] All 38 of these proposals were under the same title as the Proposal. However, not one of them sought to establish a *permanent* policy as the Proposal does. Using the same title as numerous other past proposals and then significantly changing the content and impact of a proposal is inherently misleading. Particularly given the prolific and consistent nature of the Proponent's prior proposals, shareholders of the Company, including those shareholders who have voted many times on the Proponent's past independent chairman proposals presented to other companies, are likely to see the Proponent's name with the title of the Proposal and assume the content of the Proposal is the same as the Proponent's other independent chairman proposals. However, the emphasis on permanence in the Proposal is significantly different than what these shareholders are likely to believe they are voting on. And, in fact, the Company believes the permanent nature of the Proposal is so materially different from other independent chairman proposals that it renders the Proposal impermissible under

---

[1] The 2015 report is available at http://www.computershare-na.com/sharedweb/georgeson/acgr/acgr2015.pdf. The 2016 report is available at http://www.computershare-na.com/sharedweb/georgeson/acgr/acgr2016.pdf.

Delaware law. If permitted to stand, "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal."

The Company therefore believes that the Proposal is excludable in its entirety. However, to the extent the Staff does not concur that the Proposal may be excluded in its entirety, the Company believes that the Staff should require the Proponent to change its title so as not to mislead or confuse shareholders.

CONCLUSION

Based on the foregoing, I request your concurrence that the Proposal may be omitted from Caterpillar's 2017 Annual Meeting proxy materials pursuant to Rules 14a-8(i)(1), 14a-8(i)(2), 14a-8(i)(3) and 14a-8(i)(6). If you have any questions regarding this request or desire additional information, please contact me at 309-494-0553.

Very truly yours,



Chad J. Wiener
Assistant Corporate Secretary

Attachments

cc: John Chevedden

<u>Exhibit A</u>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Christopher M. Reitz
Corporate Secretary
Caterpillar Inc. (CAT)
100 NE Adams Street
Peoria, IL 61629
PH: 309-675-1000
FX: 309-675-6620

Dear Mr. Reitz,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve company performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,


John Chevedden


Date

cc: Joni Funk <funkjj@cat.com>

[CAT – Rule 14a-8 Proposal, December 30, 2016]
[This line and any line above it – *Not* for publication.]

Proposal [4] – Independent Board Chairman

Shareholders request our Board of Directors to adopt as permanent policy, and amend our governing documents as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. The Board would have the discretion to phase in this policy for the next CEO transition, implemented so it does not violate any existing agreement. If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. This proposal requests that all the necessary steps be taken to accomplish the above.

Caterpillar reversed itself by temporarily naming an independent board chairman in October 2016. Caterpillar had opposed a shareholder proposal for an independent board chairman as recently as its June 2016 annual meeting. Wells Fargo also reversed itself and named an independent board chairman in October 2016.

According to Institutional Shareholder Services 53% of the Standard & Poors 1,500 firms separate these 2 positions – "2015 Board Practices," April 12, 2015. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management. By setting agendas, priorities and procedures, the Chairman is critical in shaping the work of the Board.

Having a board chairman who is independent of management is a practice that will promote greater management accountability to shareholders and lead to a more objective evaluation of management.

A number of institutional investors said that a strong, objective board leader can best provide the necessary oversight of management. Thus, the California Public Employees' Retirement System's Global Principles of Accountable Corporate Governance recommends that a company's board should be chaired by an independent director, as does the Council of Institutional Investors. An independent director serving as chairman can help ensure the functioning of an effective board.

Please vote to enhance shareholder value:

Independent Board Chairman – Proposal [4]

[The line above – *Is* for publication.]

John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email

*** FISMA & OMB Memorandum M-07-16 ***

Exhibit B

RICHARDS LAYTON & FINGER
Attorneys at Law

January 23, 2017

Caterpillar Inc.
100 NE Adams Street
Peoria, Illinois 61629

Re: Stockholder Proposal on behalf of John Chevedden

Ladies and Gentlemen:

We have acted as special Delaware counsel to Caterpillar Inc., a Delaware corporation (the "Company"), in connection with a stockholder proposal (the "Proposal") on behalf of John Chevedden (the "Proponent"), dated December 30, 2016, for the 2017 annual meeting of stockholders of the Company (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the laws of the State of Delaware.

For the purpose of rendering our opinion as expressed herein, we have been furnished with and have reviewed the following documents: (i) the Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on June 14, 2012 (the "Certificate of Incorporation"); (ii) the Amended and Restated Bylaws of the Company, amended as of June 8, 2016 (the "Bylaws"); and (iii) the Proposal.

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering this opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional factual matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

THE PROPOSAL

The Proposal states the following:

Shareholders request our Board of Directors to adopt as permanent policy, and amend our governing documents as necessary, to

One Rodney Square ■ 920 North King Street ■ Wilmington, DE 19801 ■ Phone: 302-651-7700 ■ Fax: 302-651-7701

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> require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. The Board would have the discretion to phase in this policy for the next CEO transition, implemented so it does not violate any existing agreement. If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. This proposal requests that all necessary steps be taken to accomplish the above.

We have been advised that the Company is considering excluding the Proposal from the Company's proxy statement for the Annual Meeting under, among other reasons, Rules 14a-8(i)(2), 14a-8(i)(6) and 14a-8(i)(1) promulgated under the Securities Exchange Act of 1934, as amended. Rule 14a-8(i)(2) provides that a registrant may omit a proposal from its proxy statement when "the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." Rule 14a-8(i)(6) allows a proposal to be omitted if "the company would lack the power or authority to implement the proposal." Rule 14a-8(i)(1) provides that a registrant may omit a stockholder proposal "[i]f the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." In this connection, you have requested our opinion as to whether, under Delaware law, (i) the implementation of the Proposal, if adopted by the Company's stockholders, would violate Delaware law, (ii) the Company has the power and authority to implement the Proposal and (iii) the Proposal is a proper subject for action by the Company's stockholders.

For the reasons set forth below, to the extent the Proposal seeks a "permanent policy" that could not be changed in the future by the Board or the stockholders, the Proposal, in our opinion, (i) would violate Delaware law if implemented, (ii) is beyond the power and authority of the Company to implement, and (iii) is not a proper subject for stockholder action under Delaware law.

DISCUSSION

I. The Proposal would violate Delaware law if implemented.

The Proposal requires the Board to adopt a "permanent policy" that the Chairman of the Board must be an independent director to the extent possible, and requires the Board to amend the Company's governing documents to conform therewith. The Chairman of the Board currently is an independent director, so the Proposal is solely for the purpose of preventing the Board or stockholders from electing a Chairman of the Board in the future who is not an independent director. To this end, the Proposal seeks the adoption of a "permanent policy," presumably with the purpose and intent that such policy, once adopted by the Board, could not be amended, altered or repealed in the future by the current or future boards of the Company or by the stockholders. Indeed, the supporting statement for the Proposal makes the intent clear by

characterizing the Company's appointment of an independent Chairman of the Board as temporary. See Proposal ("Caterpillar reversed itself by temporarily naming an independent board chairman in October 2016"). The Proposal thus would purport to prevent the current or a future board from changing the "permanent policy" in the future even if it determines that the policy is no longer in the best interests of the Company and its stockholders, and would also prevent the stockholders from modifying the policy unilaterally by amending the Company's bylaws or indirectly by passing a precatory proposal requesting that the Board amend, modify or repeal the permanent policy.

For the reasons set forth below, in our opinion, to the extent that the Proposal, if adopted, would have the purpose and intent of eliminating the Company's (and, consequently, the Company's board's and stockholders', as applicable,) ability to change the permanent policy, including by eliminating the Company's board's and stockholders', as applicable, statutory power to amend the Certificate of Incorporation or the Bylaws, it violates the Delaware law.

With respect to amendments to the certificates of incorporation, Section 242(a) of the General Corporation Law of State of Delaware (the "DGCL") provides:

> After a corporation has received payment for any of its capital stock, . . . it may amend its certificate of incorporation, from time to time, in any and as many respects as may be desired, so long as its certificate of incorporation as amended would contain only such provisions as it would be lawful and proper to insert in an original certificate of incorporation filed at the time of the filing of the amendment . . . .

8 *Del. C.* § 242(a). With respect to the procedure of amending a certificate of incorporation, Section 242(b) of the DGCL provides:

> Every amendment [to the Certificate of Incorporation] . . . shall be made and effected in the following manner: (1) [i]f the corporation has capital stock, its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders . . . . if a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class has been voted in favor of the amendment, a certificate setting forth the amendment and certifying that such amendment has been duly adopted in accordance with this section shall be executed, acknowledged and filed and shall become effective in accordance with § 103 of this title.

8 *Del. C.* § 242(b). With respect to bylaws, Section 109(b) of the DGCL provides:

> The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.

8 *Del. C.* § 109(b). With respect to the procedures for amending the bylaws, Section 109(a) of the DGCL provides:

> After the corporation ... has received any payment for any of its stock, the power to adopt, amend or repeal bylaws shall be in the stockholders entitled to vote .... Notwithstanding the foregoing, any corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors .... The fact that such power has been so conferred upon the directors ... shall not divest the stockholders...of the power, nor limit their power to adopt, amend or repeal bylaws.

8 *Del. C.* § 109(a). The Certificate of Incorporation confers the concurrent power to adopt, amend or repeal the Bylaws on the Board.

Thus, Sections 242(a) and 109(b) of the DGCL grant Delaware corporations broad statutory power to amend their certificates of incorporation or bylaws to the extent permitted under Delaware law, subject to compliance with the amendatory procedures set forth in Sections 242(b) and 109(a), as applicable. Implicit in the language of Sections 242 and 109 of the DGCL is that the power to amend the certificate of incorporation and the bylaws is a fundamental power of Delaware corporations vested in directors and stockholders of a corporation. Nothing in Sections 242 and 109 of the DGCL suggests that this statutory power may be entirely eliminated by a provision of the certificate of incorporation and/or the bylaws that prohibits certain provisions of such documents from being amended in the future by the requisite action of the board and/or the stockholders.

To the contrary, the mandatory language in Sections 242(b) and 109 of the DGCL has been interpreted as meaning that the statutory power to amend the certificate of incorporation and the bylaws is a fundamental power of Delaware corporations and may not be eliminated. *See, e.g., Maddock v. Vorclone Corp.*, 147 A. 255 (Del. Ch. 1929); *Coyne v. Park & Tilford Distillers Corp.*, 154 A.2d 893 (Del. 1959); *Weinberg v. Baltimore Brick Co.*, 114 A.2d 812, 814 (Del. 1955); *Morris v. American Public Utilities Co.*, 122 A. 696, 701 (Del. Ch. 1923). *See also* 2 David A. Drexler, Lewis S. Black, Jr. & A. Gilchrist Sparks, III, *Delaware Corporation Law & Practice*, § 32.02 (2016) ("No case has ever questioned the fundamental right of corporations to amend their certificates of incorporation in accordance with statutory procedures. From the

earliest decisions, it has been held that every corporate charter implicitly contains as a constituent part thereof every pertinent provision of the corporation law, including the provisions authorizing charter amendments."); 1 R. Franklin Balotti & Jesse A. Finkelstein, *The Delaware Law of Corporations & Business Organizations* § 8.1 (2016 Supp.) ("The power of a corporation to amend its certificate of incorporation was granted by the original General Corporation Law and has continued to this day.") (footnotes omitted); 1 Edward P. Welch, Robert S. Saunders & Jennifer C. Voss, *Folk on the Delaware General Corporation Law* § 242.02[B] (2014-2 Supp.) ("A corporation may . . . do anything that section 242 authorizes because the grant of amendment power contained in section 242 and its predecessors is itself a part of the charter.") (citing *Goldman v. Postal Tel., Inc.*, 52 F.Supp. 763, 769 (D. Del. 1943); *Davis v. Louisville Gas & Electric Co.*, 142 A. 654, 656-58 (Del. Ch. 1928); *Morris*, 122 A. at 701; *Peters v. United States Mortgage Co.*, 114 A. 598, 600 (Del. Ch. 1921)) ("There is impliedly written into every corporate charter in this state, as a constituent part thereof, every pertinent provision of our Constitution and statutes. The corporation in this case was created under the General Corporation Law . . . That law clearly reserves to this corporation the right to amend its certificate in the manner proposed."); *Boilermakers Local 154 Retirement Fund v. Chevron Corp.*, 73 A.3d 934, 956 (Del. Ch. June 25, 2013) (noting that the DGCL provides for "the indefeasible right of the stockholders to adopt and amend bylaws" through Section 109(a) which "vests in the shareholders a power to adopt, amend or repeal bylaws that is legally sacrosanct, i.e., the power cannot be non-consensually eliminated or limited by anyone other than the legislature itself.").

In *Davis*, 142 A. at 654, the Court of Chancery interpreted this reserved right to amend the certificate of incorporation broadly and observed that the legislature, by granting broad powers to the stockholders to amend the certificate of incorporation, "recognized the unwisdom of casting in an unchanging mould the corporate powers which it conferred touching these questions so as to leave them fixed for all time." *Id.* at 657. Indeed, the Court queried, "[m]ay it not be assumed that the Legislature foresaw that the interests of the corporations created by it might, as experience supplied the material for judgment, be best subserved by an alteration of their intracorporate and in a sense private powers," *i.e.*, by an alteration of the terms of the certificate of incorporation? *Id.*

Thus, Delaware courts have stated that a provision eliminating the power to amend the certificate of incorporation would be an invalid. *See, e.g., Jones Apparel Group, Inc. v. Maxwell Shoe Co.*, 883 A.2d 837 (Del. Ch. 2004) (indicating that the statutory power to recommend to stockholders amendments to the certificate of incorporation is a core duty of directors and noting that a certificate of incorporation provision purporting to eliminate a core duty of the directors would likely contravene Delaware public policy); *Triplex Shoe Co. v. Rice & Hutchins, Inc.*, 152 A. 342, 347, 351 (Del. 1930) (finding that, despite the absence of common stockholders who held the "sole" power to vote on amendments to the certificate of incorporation, an amendment to the certificate of incorporation nonetheless had been validly approved by the preferred stockholders given that the holders of preferred stock, by "the very necessities of the case," had the power to vote where no common stock had been validly issued because the corporation would otherwise be "unable to function"); *Sellers v. Joseph Bancroft & Sons Co*., 2 A.2d 108, 114 (Del. Ch. 1938) (questioning the validity of a certificate of

incorporation provision requiring the vote or consent of 100% of the preferred stockholders to amend the certificate of incorporation in any manner that reduced the pecuniary rights of the preferred stock because the 100% vote requirement made such provision "practically irrepealable"). Similarly, with respect to bylaws, the Delaware courts have held that, at least with respect to the stockholders, the power to amend the bylaws can only be eliminated or limited by the legislature. *See, e.g., CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 232 (Del. 2008); *Boilermakers Local 154 Retirement Fund* 73 A.3d at 956.

The Court in *Jones Apparel* states that the right of directors to recommend to stockholders amendments to the certificate of incorporation is a "core" right of fundamental importance under the DGCL. In *Jones Apparel*, the Delaware Court of Chancery examined whether a certificate of incorporation provision eliminating the power of a board of directors to fix record dates was permitted under Section 102(b)(1) of the DGCL. While the Court upheld the validity of the record date provision, it was quick to point out that not all provisions in a certificate of incorporation purporting to eliminate director rights would be enforceable. *Jones Apparel*, 883 A.2d at 848. Rather, the Court suggested that certain statutory rights involving "core" director duties may not be modified or eliminated through the certificate of incorporation. The *Jones Apparel* Court observed:

> [Sections] 242(b)(1) and 251 do not contain the magic words ["unless otherwise provided in the certificate of incorporation"] and they deal respectively with the fundamental subjects of certificate amendments and mergers. Can a certificate provision divest a board of its statutory power to approve a merger? Or to approve a certificate amendment? Without answering those questions, I think it fair to say that those questions inarguably involve far more serious intrusions on core director duties than does [the record date provision at issue]. I also think that the use by our judiciary of a more context- and statute-specific approach to police "horribles" is preferable to a sweeping rule that denudes § 102(b)(1) of its utility and thereby greatly restricts the room for private ordering under the DGCL.

Id. at 852. While the Court in *Jones Apparel* recognized that certain provisions for the regulation of the internal affairs of the corporation may be made subject to modification or elimination through the private ordering system of the certificate of incorporation and bylaws, it suggested that other powers vested in directors—such as the power to amend the certificate of incorporation—are so fundamental to the proper functioning of the corporation that they cannot be so modified or eliminated. *Id.*

As set forth above, the statutory language of Sections 242 and 109 of the DGCL and Delaware case law confirm that the statutory power to amend the certificate of incorporation and bylaws is a fundamental power of Delaware corporations as a matter of statute. Moreover, Delaware case law also suggests that the fundamental power to amend the certificate of

incorporation and the bylaws is a core right of the directors of a Delaware corporation. Because the Proposal, if adopted, would eliminate the fundamental power of the Company (and the "core" right of the Company's Board and stockholders) to amend certain provisions of its Certificate of Incorporation and Bylaws, it is contrary to the laws of the State of Delaware and therefore is invalid.

In addition, the Company's Board cannot adopt an internal governance policy, whether though an amendment to the Certificate of Incorporation, the Bylaws or other Board action, that prevents the Board in the future from exercising its managerial power and concomitant fiduciary duty to make future policy decisions for the Company. The Delaware courts have held that a board cannot unilaterally adopt an internal governance provision that limits a future board's ability to take actions they believe will advance the corporation's best interests. *CA, Inc.*, 953 A.2d at 239-40. For example, in *CA, Inc.*, the Delaware Supreme Court held that a proposed stockholder adopted bylaw that mandated that the board of directors reimburse a stockholder for its expenses in running a proxy contest to elect a minority of the members of the board of directors would violate Delaware law because it mandated reimbursement of proxy expenses even in circumstances where a proper application of fiduciary principles would preclude doing so. *Id.* Thus, a corporation's board or its stockholders may not bind future directors on matters involving the management of the company. *Id.*; *see also Carmody v. Toll Bros., Inc.*, 723 A.2d 1180, 1191 (Del. Ch. 1998) (refusing to dismiss claims that the "deadhand" provision in the company's rights plan which would limit a future board's ability to redeem the rights plan was invalid under Delaware law); *Quickturn Design Sys., Inc. v. Shapiro*, 721 A.2d 1281, 1281 (Del. Ch. 1998) (invalidating a provision that, under certain circumstances, would have prevented newly-elected directors from redeeming a rights plan for a six-month period); *Abercrombie v. Davies*, 123 A.2d 893, 899 (Del. Ch. 1956) (invalidating a provision in an agreement that required the directors to act as directed by an arbitrator in certain circumstances where the board was deadlocked), *rev'd on other grounds*, 130 A.2d 338 (Del. 1957).

The Proposal requests the adoption of a permanent policy and conforming amendments to the Company's governing documents that would eliminate the power of current and future directors of the Company, or the stockholders of the Company, to change the policy in the future. To the extent the Proposal purports to deprive the Company's current or future Board from changing the policy consistent with its fiduciary duties from time to time, the Proposal violates Delaware law.

II. The Proposal is beyond the power and authority of the Company to implement.

As set forth in Section I above, the Proposal, if implemented, would violate Delaware law. Therefore, in our opinion, the Company lacks the power and authority to implement the Proposal.

III. The Proposal is not a proper matter for stockholder action under Delaware law.

As set forth in Sections I and II above, the Proposal, if implemented, would violate Delaware law and the Company lacks the power and authority to implement the Proposal. Accordingly, the Proposal, in our opinion, is an improper subject for stockholder action under Delaware law.

CONCLUSION

Based upon and subject to the foregoing and subject to the limitations stated herein, it is our opinion that the Proposal, if implemented, would violate Delaware law, that the Company lacks the power and authority to implement the Proposal and that the Proposal is not a proper subject for action by the stockholders of the Company under Delaware law.

The foregoing opinion is limited to the laws of the State of Delaware. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission and to the Proponent in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/JJV